# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MakeMyTrip Ltd, CIK 0001495153
CUSIP: V5633W109
Title of class of securities: SHS
Address of issuer's principal executive offices: c/o IQ EQ Corporate Services (Mauritius), 33, Edith Cavell Street, Port Louis, Mauritius (O4), 11324
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001086619

## Reporting persons
- SCHRODER INVESTMENT MANAGEMENT GROUP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 6,417,766.7; shared voting power 0; sole dispositive power 6,417,766.7; shared dispositive power 0; aggregate amount beneficially owned 6,417,766.7 (7.1% of the class)
- Schroder Investment Management Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 2,703,500; shared voting power 0; sole dispositive power 2,703,500; shared dispositive power 0; aggregate amount beneficially owned 2,703,500 (3% of the class)
- Schroder Investment Management North America Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 1,026,873; shared voting power 0; sole dispositive power 1,026,873; shared dispositive power 0; aggregate amount beneficially owned 1,026,873 (1.1% of the class)
- Schroder Investment Management (Singapore) Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: Singapore (U0); sole voting power 2,133,866; shared voting power 0; sole dispositive power 2,133,866; shared dispositive power 0; aggregate amount beneficially owned 2,133,866 (2.4% of the class)
- Schroder Investment Management (Hong Kong) Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 463,064; shared voting power 0; sole dispositive power 463,064; shared dispositive power 0; aggregate amount beneficially owned 463,064 (0.5% of the class)

## Item 1. Issuer
Name of issuer: MakeMyTrip Ltd
Address of issuer's principal executive offices: c/o IQ EQ Corporate Services (Mauritius), 33, Edith Cavell Street, Port Louis, Mauritius, 11324

## Item 2. Person Filing
Name of person filing: Schroder Investment Management Group
Address of principal business office or, if none, residence: 1 London Wall Place, London, EC2Y 5AU, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,417,767
Percent of class: 7.1 %
Sole power to vote or to direct the vote: 6,417,767
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,417,767
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SCHRODER INVESTMENT MANAGEMENT GROUP: /s/ Thomas Darnowski, Chief Executive Officer, Americas (11/13/2025)
- Schroder Investment Management Limited: /s/ Schroder Investment Management Limited, Schroder Investment Management Limited (11/13/2025)
- Schroder Investment Management North America Limited: /s/ Schroder Investment Management North America Limited, Schroder Investment Management North America Limited (11/13/2025)
- Schroder Investment Management (Singapore) Limited: /s/ Schroder Investment Management (Singapore) Limited, Schroder Investment Management (Singapore) Limited (11/13/2025)
- Schroder Investment Management (Hong Kong) Limited: /s/ Schroder Investment Management (Hong Kong) Limited, Schroder Investment Management (Hong Kong) Limited (11/13/2025)
Comment: **Authorized by Power of Attorney to sign on behalf of the below Advisers:
Schroder Investment Management Group
Schroder Investment Management Limited
Schroder Investment Management North America Limited
Schroder Investment Management (Singapore) Limited
Schroder Investment Management (Hong Kong) Limited